UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Call Notice – Ordinary and Extraordinary Shareholders’ Meetings” dated on March 9, 2012.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 – NIRE 35.3.0015881-4

Ordinary and Extraordinary Shareholders’ Meetings

CALL NOTICE

The Shareholders of Telefônica Brasil S.A. are hereby called to the Ordinary and Extraordinary Shareholders´ Meetings to be held at 11:00 a.m. on April 11, 2012 at the Company headquarters located at Rua Martiniano de Carvalho, 851 - Auditorium, Bela Vista, São Paulo -SP, to deliberate on the following agenda:

At the Ordinary Shareholders´ Meeting:

1.	To examine the management’s accounts, analyze, discuss and vote on the Company´s Management Report, Financial Statements, alongside the Independent Auditors and Audit Committee’s Reports related to the fiscal year ended on December 31, 2011;
2.	To deliberate on the allocation for the net income of the fiscal year ended on December 31, 2011;
3.	To elect, by the vote of common shares, 5 members of the Board of Directors, previously appointed by the Board at a meeting held on November 07, 2011, in form of article 150 of Law #6,404/76;
4.	To elect the members of the Audit Committee for a new tenure.

At the Extraordinary Shareholders´ Meeting:

1. To determine the remuneration for managers and members of the Audit Committee.

GENERAL INSTRUCTIONS:

(i) In order to confer more celerity and efficiency to the work of the General Meeting, according to the paragraph 2nd, article 12 of the Company’s Bylaws, the corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, Sao Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7421 and 3549-7423), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on April 9, 2012. Such powers-of-attorney must have special authorities and be accompanied by certified copies of the Bylaws and by the corporate acts that prove the power of the corporate entity, as well identity card and CPF of legal representatives, and investment funds also shall submit, a certified copy of its regulation.

The documents drawn up abroad in a foreign language should be notarized, consularized, translated to Portuguese and its translations recorded in the Registry of Deeds and Documents.

(ii) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares shall submit an abstract with the respective shareholder stake, issued by the custodian body as of April 9, 2012, inclusive.

(iii) According to CVM Instructions #165 and #282, 5% (five per cent) is the minimum percentage of participation in the voting capital stock to require the adoption of multiple voting process to elect any member of the Board of Directors;

(iv) The documents and information related to the agenda of the day are available to shareholders at the Company headquarters, being also able for consulting on the websites of CVM – Securities Commission – (www.cvm.gov.br), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the Company’s one (www.telefonica.com.br), since March 9, 2012, in accordance with the provisions of the Corporations Law and CVM Instruction #481/2009.

São Paulo, March 9, 2012.

Antonio Carlos Valente da Silva
Chairman of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	March 9, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director